Press Release

HEAD NV

HEAD NV Announces Results for the Three and Six Months ended 30 June 2008

Amsterdam – 14th August 2008 – Head N.V. (VSX: HEAD; U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 June 2008 compared to the three months ended 30 June 2007:

•	Net revenues were down 8.8% to €56.2 million
•	Operating loss, excluding the impact of share-based compensation, increased by €2.6 million to a loss of €7.1 million
•	The net loss for the period was €6.2 million compared to a €6.5 million loss in Q2 2007.

For the six months ended 30 June 2008 compared to the six months ended 30 June 2007:

•	Net revenues were down 0.9% to €117.8 million
•	Operating loss, excluding the impact of share-based compensation, deteriorated from a loss of €12.2 million in the comparable 2007 period to €14.2 million loss in 2008
•	The net loss for the period was €9.7 million compared to a net loss of €16.0 million in the comparable 2007 period.

Johan Eliasch, Chairman and CEO, commented:

“"Q2 2008 results for Head have been as anticipated. The continued lack of consumer confidence as a result of the global economic downturn, sharp increases in raw material costs, inflationary pressures, poor spring weather and the continued impact of the lack of snow in 2006 has resulted in tough trading conditions. Head is however, tackling these issues having undergone substantial restructuring in recent years and continues to support the growth of the brand through marketing.

Our order book for winter sports 08/09 is now complete and as anticipate; we have only recovered about half of the sales lost 2007. We believe that the tennis market has seen a decline in the first six months of the year, and whilst the sell-in for diving is still holding up, the sell-out is starting to weaken reflecting the weakening in consumer confidence and less consumer spending.

Overall, we anticipate tough trading conditions for the remainder of 2008 and we continue to anticipate that we will record an operating loss for 2008."

Results for the three and six months ended June 30, 2008 and 2007:

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€7,868	€9,920	€23,308	€20,699
Racquet Sports	30,785	34,518	63,222	67,508
Diving	18,010	16,882	31,895	30,319
Licensing	1,323	2,103	2,901	3,765
Total revenues	57,987	63,422	121,327	122,290
Sales Deductions	(1,763)	(1,786)	(3,480)	(3,325)
Total Net Revenues	€56,223	€61,637	€117,847	€118,965

Winter Sports

Winter Sports revenues for the three months ended June 30, 2008 decreased by €2.1 million, or 20.7%, to €7.9 million from €9.9 million in the comparable 2007 period. This decrease was due to lower sales volumes of ski bindings and unfavourable product mix.
For the six months ended June 30, 2008 Winter Sports revenues increased by €2.6 million, or 12.6%, to €23.3 million from €20.7 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes for the comparable 2007 period which were extremely low due to bad snow conditions in the winter season 2006/2007 causing lower re-orders.

Racquet Sports

Racquet Sports revenues for the three months ended June 30, 2008 decreased by €3.7 million, or 10.8%, to €30.8 million from €34.5 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar as well as lower sales volumes in tennis racquets and unfavorable product mix partially offset by higher sales volumes of balls and sales from our newly introduced tennis footwear.
For the six months ended June 30, 2008 Racquet Sports revenues decreased by €4.3 million, or 6.3%, to €63.2 million from €67.5 million in the comparable 2007 period. This decrease was due to the strengthening of the euro against the U.S. dollar partially offset by higher sales volumes of tennis racquets, balls and sales from our newly introduced tennis footwear.

Diving

Diving revenues for the three months ended June 30, 2008 increased by €1.1 million, or 6.7%, to €18.0 million from €16.9 million in the comparable 2007 period due to increased sales but negatively effected by the strengthening of the euro against the U.S. dollar in the reporting period.
For the six months ended June 30, 2008, Diving revenues increased by €1.6 million, or 5.2%, to €31.9 million from €30.3 million in the comparable 2007 period. This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended June 30, 2008 decreased by €0.8 million, or 37.1% to €1.3 million from €2.1 million in the comparable 2007period.
For the six months ended June 30, 2008 Licensing revenues decreased by €0.9 million, or 22.9%, to €2.9 million from €3.8 million in the comparable 2007 period due to fewer licensing agreements.

Profitability

Sales deductions for the three months ended June 30, 2008 remained stable compared to 2007.
For the six months ended June 30, 2008 sales deductions increased by €0.2 million, or 4.6%, to €3.5 million from €3.3 million in the comparable 2007 period due to promotion sales of close out products.

Gross Profit. For the three months ended June 30, 2008 gross profit decreased by €2.8 million to €21.1 million from €24.0 million in the comparable 2007 period. Gross margin decreased to 37.6% in 2008 from 38.9% in the comparable 2007.
For the six months ended June 30, 2008 gross profit decreased by €1.4 million to €46.0 million from €47.3 million in the comparable 2007 period. Gross margin decreased to 39.0% in 2008 from 39.8% in the comparable 2007 period. This decrease was due to increased raw material prices as well as unfavourable product mix in Winter Sports and Racquet Sports.

Selling and Marketing Expense. For the three months ended June 30, 2008, selling and marketing expense decreased by €0.5 million, or 2.4%, to €20.9 million from €21.4 million in the comparable 2007 period.
For the six months ended June 30, 2008, selling and marketing expense increased by €0.1 million, or 0.3%, to €45.7 million from €45.6 million in the comparable 2007 period. Higher advertising costs for our sponsored professional ski racers, our newly introduced badminton products and tennis footwear were partly offset by lower commissions and shipment costs as a consequence of decreased sales.

General and Administrative Expense. For the three months ended June 30, 2008, general and administrative expense increased by €0.2 million, or 2.9%, to €7.4 million from €7.2 million in the comparable 2007 period.
For the six months ended June 30, 2008, general and administrative expense increased by €0.3 million, or 1.8%, to €14.8 million from €14.6 million in the comparable 2007 period mainly due to increased third party warehouse expenses.

Share-Based Compensation Expense (Income). For the three months ended June 30, 2008, we recorded €0.4 million of share-based compensation income for our Stock Option Plans compared to € 0.8 million of share-based compensation expense in the comparable 2007 period.
For the six months ended June 30, 2008, we recorded €4.1 million of share-based compensation income for our Stock Option Plans compared to € 2.0 million of share-based compensation expense in the comparable 2007 period as a result of the decrease in liability due to the lower share price at June 30, 2008.

Other Operating Income, net. For the three months ended June 30, 2008, other operating income, net remained stable compared to the comparable period in 2007. For the six months ended June 30, 2008, other operating income, net decreased by €0.1 million, or 20.3%, to €0.6 million from €0.7 million in the comparable 2007 mainly due to a release of an environmental accrual for our Estonian premises in 2007.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended June 30, 2008 increased by €1.4 million to €6.7 million from €5.3 million in the comparable 2007 period. For the six months ended June 30, 2008, operating loss decreased by €4.1 million to €10.1 million from €14.2 million in the comparable 2007 period.

Interest Expense. For the three months ended June 30, 2008, interest expense increased by €0.1 million, or 4.7%, to €3.2 million from €3.0 million in the comparable 2007. For the six months ended June 30, 2008, interest expense increased by €0.2 million, or 2.5%, to €6.3 million from €6.2 million in the comparable 2007 mainly due to an increase in short-term borrowings.

Interest Income. For the three months ended June 30, 2008, interest income decreased by €0.2 million, or 32.2%, to €0.4 million from €0.5 million in the comparable 2007 period.
For the six months ended June 30, 2008, interest income decreased by €0.4 million, or 36.7% to €0.7 million from €1.1 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Other Non-operating Income (Expense), net. For the three months ended June 30, 2008, other non-operating expense, net decreased by €1.3 million to an income, net of €1.1 million from an expense, net of €0.3 million in the comparable 2007 period mainly attributable to foreign currency gains.
For the six months ended June 30, 2008, other non-operating expense, net decreased by €1.8 million to an income, net of €1.1 million from an expense, net of €0.7 million in the comparable 2007 period mainly attributable to foreign currency gains.

Income Tax Benefit (Expense). For the three months ended June 30, 2008, the income tax benefit was €2.3 million, an increase of €0.7 million compared to an income tax benefit of €1.6 million in the comparable 2007 period.
For the six months ended June 30, 2008, the income tax benefit was €4.9 million, an increase of €1.0 million compared to an income tax benefit of €3.9 million in the comparable 2007 period. This increase resulted from lower current income tax expense and higher taxable losses before share-based compensation (income) expense as this income/expense has no tax effect.

Net Loss. As a result of the foregoing factors, for the three months ended June 30, 2008, we had a net loss of €6.2 million, compared to a net loss of €6.5 million in the comparable 2007 period. For the six months ended June 30, 2008, we had a net loss of €9.7 million compared to a net loss of €16.0 million in the comparable 2007 period.

Consolidated Results

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€56,223	€61,637	€117,847	€118,965
Cost of sales	35,076	37,671	71,884	71,644
Gross profit	21,147	23,965	45,963	47,320
Gross margin	37.6%	38.9%	39.0%	39.8%
Selling and marketing expense	20,892	21,405	45,741	45,613
General and administrative expense	7,427	7,219	14,843	14,587
Share-based compensation expense (income)	(436)	753	(4,074)	2,043
Restructuring costs	133	--	133	--
Other operating income, net	(167)	(120)	(570)	(715)
Operating loss	(6,703)	(5,292)	(10,111)	(14,209)
Interest expense	(3,179)	(3,035)	(6,320)	(6,166)
Interest income	356	525	683	1,079
Other Non-operating income (expense), net	1,074	(275)	1,127	(683)
Income tax benefit	2,299	1,615	4,934	3,945
Loss for the period	€(6,153)	€(6,462)	€(9,688)	€(16,033)

About Head

HEAD NV is a leading global manufacturer and marketer of premium branded sports equipment.

HEAD NV’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Rainer Schönfelder, Patrick Staudacher, Maria Riesch, Anja Pärson, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com
Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company’s report for the three and six months ended 30 June 2008.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

Emitter:	Head N.V.
Rokin 55
NL 1012 KK Amsterdam
ISIN:	NL0000238301
Stock Markets: official market: Vienna Stock Exchange